Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

March 24, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 24, 2022, The Nasdaq Stock Market (the "Exchange") received from Locafy Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b), as amended, for the registration of the following securities:

Ordinary shares, no par value

Warrants, each warrant exercisable for one ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,